UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: Date of publication January – September 2024 results	2

RESULTS
JANUARY | SEPTEMBER 2024

Telefónica

Earnings Release
Date: Thursday, 7 November 2024
Time: 07:30 AM (CEST)

Conference Call
Date: Thursday, 7 November 2024
Time: 10:00 AM (CEST)
09:00 AM (BST)
04:00 AM (EDT)

To be webcasted online
https://edge.media-server.com/mmc/p/bubkbtdz

To participate in the Q&A session, please register using the link below to receive the dial in and PIN details:
https://register.vevent.com/register/BIa16fc83b31694d0f8f2d089898e61cc2
Disclaimer: To the participants located in Spain or with Spanish phone numbers who want to join via conference call, once you complete the registration, please use the "Call me” function.
If you have any questions, please contact Investor Relations at ir@telefonica.com or +34 914 828 700
www.telefonica.com/en/shareholders-investors/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 7, 2024	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors